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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 3
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          GLOBAL MOTORSPORT GROUP, INC.
                            (Name of Subject Company)
                          GLOBAL MOTORSPORT GROUP, INC.
                        (Name of Person Filing Statement)

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                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    378937106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               JAMES J. KELLY, JR.
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA  95037
                                 (408) 778-0500
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

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                                   COPIES TO:
                             THOMAS D. MAGILL, ESQ.
                             GIBSON DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                                 JAMBOREE CENTER
                                IRVINE, CA  92614
                                 (949) 451-3800

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     This Amendment No. 3, the final amendment, amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on November 16, 1998, (as amended or supplemented, the "Schedule 14D-9"), relating to the cash tender offer described in the Tender Offer Statement on Schedule 14D-1, dated November 16, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by Stonington Acquisition Corp., a Delaware corporation ("Parent"), and GMG Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent, with the SEC, relating to an offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to the Rights Agreement between the Company and American Stock Transfer and Trust Company, dated as of November 13, 1996 (the "Rights" and, together with the Common Stock, the "Shares"), of the Company at a price of $19.50 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 16, 1998, and in the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby supplemented as follows:

     On December 15, 1998, the Company and Stonington Partners, Inc. issued the press release attached hereto as Exhibit 7.

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ITEM 9.   MATERIALS TO BE FILED AS EXHIBITS.


 EXHIBIT
 NUMBER                                 DESCRIPTION
--------                                -----------
 1          Agreement and Plan of Merger, dated November 8, 1998, by and among
            Stonington Acquisition Corp., GMG Acquisition Corp. and Global
            Motorsport Group, Inc., including Conditions to the Offer.+
 2          Opinion of Cleary Gull Reiland & McDevitt Inc., dated November 8,
            1998. *+
 3          Letter to Stockholders of Global Motorsport Group, Inc., dated
            November 16, 1998.*+
 4          Letter to Stockholders of Global Motorsport Group, Inc., dated
            November 24, 1998.+
 5          Letter to Golden Cycle, dated November 24, 1998.+
 6          Press Release, dated December 10, 1998, issued by the Company.+
 7          Press Release, dated December 15, 1998, issued by the Company and
            Stonington Partners, Inc.++

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*  Included in Schedule 14D-9 mailed to stockholders.
+  Previously filed.
++ Filed herewith.

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                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              By: /s/ Joseph F. Keenan
                                  ----------------------
                                   Joseph F. Keenan
                                   Chairman of the Board

Dated:  December 15, 1998

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                                   EXHIBIT INDEX


 EXHIBIT
 NUMBER                                  DESCRIPTION
--------                                 -----------
 1           Agreement and Plan of Merger, dated November 8, 1998, by and among
             Stonington Acquisition Corp., GMG Acquisition Corp. and Global
             Motorsport Group, Inc. , including Conditions to the Offer.+
 2           Opinion of Cleary Gull Reiland & McDevitt Inc., dated November 8,
             1998. *+
 3           Letter to Stockholders of Global Motorsport Group, Inc., dated
             November 16, 1998.*+
 4           Letter to Stockholders of Global Motorsport Group, Inc., dated
             November 24, 1998.+
 5           Letter to Golden Cycle, dated November 24, 1998.+
 6           Press Release, dated December 10, 1998, issued by the Company.+
 7           Press Release, dated December 15, 1998, issued by the Company and Stonington Partners, Inc.++

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*  Included in Schedule 14D-9 mailed to stockholders.
+  Previously filed.
++ Filed herewith.